Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 5 DATED JUNE 25, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 1 dated May 13, 2014, Supplement No. 2 dated May 15, 2014, Supplement No. 3 dated May 27, 2014 and Supplement No. 4 dated June 16, 2014. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering; and

•	the completion of a mezzanine loan investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of June 24, 2014, we received and accepted subscriptions in our offering for 33.5 million shares, or $334.0 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of June 24, 2014, 77.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Completion of a Mezzanine Loan Investment
On June 19, 2014, we, through a subsidiary of our operating partnership, invested in a $75.0 million mezzanine loan, or the loan, secured by a pledge of an ownership interest in a healthcare real estate portfolio valued at $1.4 billion based on independent third-party appraisals of the underlying properties, or the portfolio. We funded the loan with proceeds from our offering.
The portfolio, which is comprised of 167 skilled nursing facilities, consists of over 20,000 licensed beds located in 19 states, with the greatest concentrations in Texas (31%), North Carolina (16%), Colorado (14%) and Maryland (6%). The portfolio is managed by affiliates of Sava Senior Care, the sixth largest operator of skilled nursing facilities in the United States.
The loan bears interest at a floating rate of 10.27% over the one-month London Interbank Offered Rate. The initial term of the loan is 24 months, with three one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.125% of the amount being extended for the second and third extension options. The loan may be prepaid at any time, provided the borrower pays an amount equal to the remaining interest due on the amount prepaid through the initial term. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV, of the portfolio securing the loan is approximately 66%. The LTV is the aggregate amount loaned to the borrower, net of reserves funded and controlled by the lenders, if any, over the appraised value of the portfolio at the time of origination. In addition to the loan, the portfolio is subject to a $700.0 million senior loan and $165.0 million of mezzanine debt that ranks senior in priority to the loan.
As of June 25, 2014, our portfolio consists of 13 investments with an aggregate total cost of $301.3 million, including ten equity investments with an aggregate cost of $200.4 million, two senior loans with an aggregate principal amount of $25.9 million and one mezzanine loan with a principal amount of $75.0 million.